[City Office REIT, Inc. Letterhead]

June 9, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sandra Hunter

RE:	City Office REIT, Inc.
Registration Statement on Form S-3
File No. 333-218419
Filed on June 1, 2017

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, City Office REIT, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:01 p.m., Eastern Time, on June 12, 2017 or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to James V. Davidson of Hunton & Williams LLP at (804) 787-8035.

Very truly yours,

CITY OFFICE REIT, INC.

By:	/s/ Anthony Maretic
Name:	Anthony Maretic
Title:	Chief Financial Officer, Secretary and Treasurer